ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

RADCOM LTD.

July 19, 2018

GO GREEN

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Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

00033020003000000000 6   071918

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-3.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

	FOR	AGAINST	ABSTAIN
1. Re-election of Zohar Zisapel as a member of the Board of Directors	☐	☐	☐
2. Approve the bonus to be paid to the Executive Chairman of our Board of Directors	☐	☐	☐

	YES	NO
2A. Please mark YES if you are a controlling shareholder in the Company (where a shareholder, or a group of shareholders holding 25% or more of the Company's share capital is assumed to be a controlling shareholder) or have a personal interest (referred to in the Israeli Companies Law as a personal interest) in the approval to resolution number 2 above. Please mark NO if you are not. **IF YOU DO NOT MARK ONE OF THE BOXES YOU WILL BE DEEMED TO BE A CONTROLLING SHAREHOLDER AND/OR HAVE A PERSONAL INTEREST IN THE SAID RESOLUTION.**	☐	☐

	FOR	AGAINST	ABSTAIN
3. Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors until the next annual general meeting of shareholders, and to authorize the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2018.	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2018 Annual General Meeting of Shareholders and Proxy Statement, dated June 14, 2018.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ______ Signature of Shareholder ____________ Date: ______

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

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RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yaron Ravkaie, Chief Executive Officer and Ran Vered, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the "**Company**"), which the undersigned is entitled to vote at the 2018 Annual General Meeting of Shareholders of the Company (the "**Meeting**"), to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on July 19, 2018 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2018 Annual General Meeting of Shareholders and Proxy Statement, dated June 14, 2018.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side.)